                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                         Cablevision Systems Corporation
                         -------------------------------
                                (Name of Issuer)

       Cablevision NY Group Class A Common Stock, par value $.01 per share
       -------------------------------------------------------------------
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
             ------------------------------------------------------
                                 (CUSIP Number)

                                  July 18, 2005
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. NAME OF REPORTING PERSON                  Charles F. Dolan, individually and
                                             as Trustee of the Charles F. Dolan
                                                  2004 Grantor Retained Annuity
                                                                          Trust

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)   Not applicable

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                        (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS                                 00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                                  U.S.A.

 NUMBER OF      7. SOLE VOTING POWER                                 29,447,929
  SHARES
BENEFICIALLY    8. SHARED VOTING POWER                                1,189,350
 OWNED BY
   EACH         9. SOLE DISPOSITIVE POWER                            29,447,929
REPORTING
PERSON WITH    10. SHARED DISPOSITIVE POWER                           1,189,350

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     30,637,279

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [X]*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     12.2%

14. TYPE OF REPORTING PERSON                                                 IN

*Excludes 35,139,927 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1. NAME OF REPORTING PERSON                                      Helen A. Dolan

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)   Not applicable

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                        (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS                                  00- See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                                  U.S.A.

 NUMBER OF      7. SOLE VOTING POWER                                          0
  SHARES
BENEFICIALLY    8. SHARED VOTING POWER                               30,637,279
  OWNED BY
   EACH         9. SOLE DISPOSITIVE POWER                                     0
 REPORTING
PERSON WITH    10. SHARED DISPOSITIVE POWER                          30,637,279

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     30,637,279

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [X]*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     12.2%

14. TYPE OF REPORTING PERSON                                                 IN

*Excludes 35,139,927 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1. NAME OF REPORTING PERSON                 James L. Dolan, individually and as
                                              a Trustee of the D.C. James Trust
                                                 and the CFD Trust No. 6 and as
                                             Trustee of the Marissa Waller 1989
                                            Trust, the Charles Dolan 1989 Trust
                                                  and the Ryan Dolan 1989 Trust

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)   Not applicable

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                        (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS                                 00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                                  U.S.A.

 NUMBER OF      7. SOLE VOTING POWER                                    947,736
  SHARES
BENEFICIALLY    8. SHARED VOTING POWER                                3,722,346
  OWNED BY
   EACH         9. SOLE DISPOSITIVE POWER                               947,736
 REPORTING
PERSON WITH    10. SHARED DISPOSITIVE POWER                           3,722,346

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,670,082

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [X]*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      2.1%

14. TYPE OF REPORTING PERSON                                                 IN

*Excludes 60,270,549 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1. NAME OF REPORTING PERSON                  Patrick F. Dolan, individually and
                                               as a Trustee of the D.C. Patrick
                                              Trust and the CFD Trust No. 4 and
                                              as Trustee of the Tara Dolan 1989
                                                                          Trust

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)   Not applicable

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                        (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS                                 00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                                  U.S.A.

 NUMBER OF       7. SOLE VOTING POWER                                   166,540
  SHARES
BENEFICIALLY     8. SHARED VOTING POWER                               3,544,063
  OWNED BY
   EACH          9. SOLE DISPOSITIVE POWER                              166,540
 REPORTING
PERSON WITH     10. SHARED DISPOSITIVE POWER                          3,544,063

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      3,710,603

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [X]*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      1.6%

14. TYPE OF REPORTING PERSON                                                 IN

*Excludes 60,555,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1. NAME OF REPORTING PERSON                 Kathleen M. Dolan, individually and
                                          as a Trustee of the Dolan Descendants
                                          Trust, the Dolan Grandchildren Trust,
                                              the Dolan Spouse Trust, the Dolan
                                               Progeny Trust, the D.C. Kathleen
                                                  Trust and the CFD Trust No. 1

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)   Not applicable



2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                        (b) [ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS                                 00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                                  U.S.A.

 NUMBER OF       7. SOLE VOTING POWER                                     6,381
  SHARES
BENEFICIALLY     8. SHARED VOTING POWER                              11,739,849
  OWNED BY
   EACH          9. SOLE DISPOSITIVE POWER                                6,381
 REPORTING
PERSON WITH     10. SHARED DISPOSITIVE POWER                         11,739,849

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     11,746,230

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [X]*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      5.0%

14. TYPE OF REPORTING PERSON                                                 IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,420,415 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.  NAME OF REPORTING PERSON                  Marianne Dolan Weber, individually
                                                   and as a Trustee of the Dolan
                                                    Descendants Trust, the Dolan
                                                  Grandchildren Trust, the Dolan
                                                 Spouse Trust, the Dolan Progeny
                                          Trust, the D.C. Marianne Trust and the
                                                                 CFD Trust No. 3


    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)   Not applicable


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                 00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  U.S.A.

  NUMBER OF           7.  SOLE VOTING POWER                               11,933
   SHARES
BENEFICIALLY          8.  SHARED VOTING POWER                         11,627,133
  OWNED BY
   EACH               9.  SOLE DISPOSITIVE POWER                          11,933
 REPORTING
PERSON WITH           10. SHARED DISPOSITIVE POWER                    11,627,133

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      11,639,066

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [X]*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      5.0%

14. TYPE OF REPORTING PERSON                                                 IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,533,131 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.  NAME OF REPORTING PERSON                           Deborah A. Dolan-Sweeney,
                                            individually and as a Trustee of the
                                              Dolan Descendants Trust, the Dolan
                                                  Grandchildren Trust, the Dolan
                                                 Spouse Trust, the Dolan Progeny
                                           Trust, the D.C. Deborah Trust and the
                                                                 CFD Trust No. 2

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)   Not applicable

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                 00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

  NUMBER OF           7.  SOLE VOTING POWER                               6,381
   SHARES
BENEFICIALLY          8.  SHARED VOTING POWER                        11,825,303
  OWNED BY
    EACH              9.  SOLE DISPOSITIVE POWER                          6,381
 REPORTING
PERSON WITH           10. SHARED DISPOSITIVE POWER                   11,825,303

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     11,831,684

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [X]*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      5.0%

14. TYPE OF REPORTING PERSON                                                 IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,420,415 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.  NAME OF REPORTING PERSON             Lawrence J. Dolan, as a Trustee of the
                                         Charles F. Dolan 2001
                                         Family Trust

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                        (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                00 - See Item 3 of Statement

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  U.S.A.

  NUMBER OF           7.  SOLE VOTING POWER                                   0
   SHARES
BENEFICIALLY          8.  SHARED VOTING POWER                         4,549,196
  OWNED BY
    EACH              9.  SOLE DISPOSITIVE POWER                              0
 REPORTING
PERSON WITH           10. SHARED DISPOSITIVE POWER                    4,549,196

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,549,196

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [X]*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      2.0%

14. TYPE OF REPORTING PERSON                                                 IN

*Excludes 59,611,068 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1. NAME OF REPORTING PERSON                 David M. Dolan, as a Trustee of the
                                             Charles F. Dolan 2001 Family Trust

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                        (b) [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                  00- See Item 3 of Statement

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

  NUMBER OF           7.  SOLE VOTING POWER                           1,237,596
   SHARES
BENEFICIALLY          8.  SHARED VOTING POWER                         4,571,196
  OWNED BY
    EACH              9.  SOLE DISPOSITIVE POWER                      1,237,596
 REPORTING
PERSON WITH           10. SHARED DISPOSITIVE POWER                    4,571,196

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      5,808,792

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [X]*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      2.6%

14. TYPE OF REPORTING PERSON                                                 IN

*Excludes 59,611,068 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.  NAME OF REPORTING PERSON           Paul J. Dolan, as a Trustee of the Dolan
                                                   Descendants Trust, the Dolan
                                          Grandchildren Trust, the Dolan Spouse
                                            Trust, the Dolan Progeny Trust, the
                                            D.C. Kathleen Trust, the D.C. James
                                         Trust, the CFD Trust No. 1 and the CFD
                                         Trust No. 6, and as Trustee of the CFD
                                                                      Trust #10



    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                        (b) [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

                      7.  SOLE VOTING POWER                             461,018

 NUMBER OF            8.  SHARED VOTING POWER                        15,460,212
   SHARE
BENEFICIALLY          9.  SOLE DISPOSITIVE POWER                        461,018
  OWNED BY
    EACH             10.  SHARED DISPOSITIVE POWER                   15,460,212
 REPORTING
PERSON WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     15,921,230

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [X]*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      6.7%

14. TYPE OF REPORTING PERSON                                                 IN

*Excludes the 48,303,070 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.  NAME OF REPORTING PERSON              Matthew J. Dolan, as a Trustee of the
                                           D.C. Marianne Trust, the D.C. Thomas
                                         Trust, the CFD Trust No. 3 and the CFD
                                                                    Trust No. 5



    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)   Not applicable

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                        (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

 NUMBER OF            7.  SOLE VOTING POWER                                 500
   SHARES
BENEFICIALLY          8.  SHARED VOTING POWER                         7,272,492
  OWNED BY
    EACH              9.  SOLE DISPOSITIVE POWER                            500
 REPORTING
PERSON WITH          10.  SHARED DISPOSITIVE POWER                    7,272,492

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      7,272,992

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [X]*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      3.2%

14. TYPE OF REPORTING PERSON                                                 IN

*Excludes 58,889,222 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.  NAME OF REPORTING PERSON            Mary S. Dolan, as a Trustee of the D.C.
                                         Deborah Trust, the D.C. Patrick Trust,
                                          the CFD Trust No. 2 and the CFD Trust
                                                                          No. 4



    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                        (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

 NUMBER OF             7. SOLE VOTING POWER                               2,000
   SHARES
BENEFICIALLY           8. SHARED VOTING POWER                         7,241,924
  OWNED BY
    EACH               9. SOLE DISPOSITIVE POWER                          2,000
 REPORTING
PERSON WITH           10. SHARED DISPOSITIVE POWER                    7,241,924


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      7,243,924

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [X]*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      3.2%

14. TYPE OF REPORTING PERSON                                                 IN

*Excludes 56,940,277 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

                         Amendment No. 9 to Schedule 13D

            This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 GRAT"), Helen A. Dolan, James L. Dolan, individually and as a Trustee of the D.C. James Trust and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; Patrick F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and the CFD Trust No. 4 and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), the D.C. Kathleen Trust and the CFD Trust No. 1; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts, the D.C. Marianne Trust and the CFD Trust No. 3; Deborah A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts, the D.C. Deborah Trust and the CFD Trust No. 2; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"); David M. Dolan, as a Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4 (the "Reporting Persons"). The Reporting Persons report on a Schedule 13D as members of a group (the "Group Members") that includes, in addition to the Reporting Persons, Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust and the CFD Trust No. 5, and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware. The Schedule 13D (the "Schedule") filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2004, Amendment No. 6 filed on March 31, 2005, Amendment 7 filed on April 26, 2005 and Amendment No. 8 filed on June 20, 2005, is hereby amended and supplemented by the Filing Parties as set forth below in this Amendment No. 9.

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The disclosure in Item 3 is hereby amended by amending and restating the final two paragraphs thereof:

            "It is anticipated that the funding for the Transactions (as defined and described in Item 4 below) will be approximately $6.8 billion (including refinancing the Issuer's existing credit facility). Merrill Lynch Capital Corporation, Banc of America Securities LLC and Bank of America, N.A. and certain of their affiliates have executed a commitment letter dated June 19, 2005 (as modified by a commitment acceptance extension letter, dated July 18, 2005), to fully finance the Transactions (together with cash on hand) through a combination of revolving credit facilities, term loans, high yield notes and/or an interim loan credit facility.

            This summary of the commitment letter and commitment acceptance extension letter does not purport to be complete and is qualified in its entirety by the commitment letter attached hereto as Exhibit 20 and the commitment acceptance extension letter attached hereto as
            Exhibit 22, the complete texts of which are hereby incorporated by reference."

ITEM 5      INTEREST IN SECURITIES OF THE ISSUER

            The disclosure in the first four paragraphs of Item 5 is hereby amended by and restated to read in its entirety as follows:

            "(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 68,309,098 shares of Class A Common Stock as a result of their beneficial ownership of

            (i) 4,149,644 shares of Class A Common Stock (including 1,116,439 shares of restricted stock and options to purchase 427,518 shares of Class A Common Stock that are exercisable within 60 days of the date of this filing), and (ii) 64,160,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 23.8% of the shares of Class A Common Stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 64,160,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

            Charles F. Dolan may be deemed to beneficially own an aggregate of 30,637,279 shares of Class A Common Stock, including (i) 1,450,275 shares of Class A Common Stock (including 250,000 shares of restricted stock), (ii) options to purchase 166,667 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 29,020,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 427,592 shares of Class A Common Stock (including 250,000 shares of restricted stock and options to purchase 166,667 shares of Class A Common Stock that are exercisable within 60 days of this report) owned of record personally, 23,520,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally and 5,500,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2004 GRAT and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation. He disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Helen A. Dolan may be deemed to beneficially own an aggregate of 30,637,279 shares of Class A Common Stock, including (i) 1,450,275 shares of Class A Common Stock (including 250,000 shares of restricted stock), (ii) options to purchase 166,667 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 29,020,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.2% of the shares of Class A Common Stock currently outstanding. Helen
            A. Dolan holds no Issuer securities directly. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation and (b) 427,592 shares of Class A Common Stock (including 250,000 shares of restricted stock and options to purchase 166,667 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by Charles F. Dolan personally, 23,520,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by Charles F. Dolan personally and 5,500,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2004 GRAT. Helen A. Dolan disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            James L. Dolan may be deemed to beneficially own an aggregate of 4,670,082 shares of Class A Common Stock, including (i) 697,034 shares of Class A Common Stock (including 690,494 shares of restricted stock), (ii) options to purchase 83,333 shares of Class A Common Stock that are exercisable within 60 days of the date of this report and (ii) 3,889,715 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 947,736 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock owned of record personally, 675,982 shares of restricted stock owned of record personally, 159 shares of Class A Common Stock held as custodian for a minor child, options to purchase 83,333 shares of Class A Common Stock that are exercisable within 60 days of this report, owned of record personally, and an aggregate of 181,881 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Marissa Waller 1989 Trust), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 14,512 shares of Class A Common Stock (including 14,512 shares of restricted stock) owned of record by his spouse, and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC James Trust and the CFD Trust No. 6. He disclaims beneficial ownership of 159 shares of Class A Common Stock held as custodian for a minor child, 14,512 shares of Class A Common Stock (including 14,512 shares of restricted stock) owned of record by his spouse and an aggregate of 3,889,715 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust, the Marissa Waller 1989 Trust, the DC James Trust and the CFD Trust No. 6, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A."

            (c) Since the most recent Amendment to the Schedule 13D filed on June 20, 2005, the following transactions in the Issuers Securities have been effected by Group Members:

            "On June 21, 2005 Charles F .Dolan disposed of 2,000 shares through a gift.

            On June 28, 2005, James L. Dolan disposed of an aggregate of 1,000 shares through separate gifts of 500 shares each to two different recipients."

ITEM 7 The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

            Exhibit 22: Commitment Acceptance Extension Letter dated as of July 18, 2005 executed by Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Bank of America, N.A. and Banc of America Bridge LLC

SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 19, 2005

                                  CHARLES F. DOLAN, individually and as
                                  Trustee of the Charles F. Dolan 2004
                                  Grantor Retained Annuity Trust

                                  By:                      *
                                      ------------------------------------------

                                  HELEN A. DOLAN

                                  By:                      *
                                      ------------------------------------------

                                  JAMES L. DOLAN, individually and as a Trustee of the D.C. James Trust, the CFD Trust No. 6, the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust and the Ryan Dolan 1989 Trust

                                  By:            /s/ James L. Dolan
                                      ------------------------------------------

                                  PATRICK F. DOLAN, individually and as a
                                  Trustee of the D.C. Patrick Trust, the CFD
                                  Trust No. 4 and the Tara Dolan 1989 Trust

                                  By:                     *
                                      ------------------------------------------

                                  KATHLEEN M. DOLAN, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the D.C. Kathleen Trust and the CFD Trust No. 1

                                  By:                     *
                                      ------------------------------------------

                                  MARIANNE DOLAN WEBER, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the D.C. Marianne Trust and the CFD Trust No. 3

                                  By:                     *
                                      ------------------------------------------

                                  DEBORAH A. DOLAN-SWEENEY, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the D.C. Deborah Trust and the CFD Trust No. 2

                                  By:                     *
                                      ------------------------------------------

                                  LAWRENCE J. DOLAN, as a Trustee of the Charles
                                  F. Dolan 2001 Family Trust

                                  By:                     *
                                      ------------------------------------------

                                  DAVID M. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust

                                  By:                     *
                                      ------------------------------------------

                                  PAUL J. DOLAN, as a Trustee for Dolan
                                  Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6 and as Trustee of the CFD Trust #10

                                  By:                     *
                                      ------------------------------------------

                                  MATTHEW J. DOLAN, as a Trustee of the D.C.
                                  Marianne Trust, the D.C. Thomas Trust, CFD
                                  Trust No. 3 and CFD Trust No. 5

                                  By:                     *
                                      ------------------------------------------

                                  MARY S. DOLAN, as a Trustee of the D.C.
                                  Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4

                                  By:                     *
                                      ------------------------------------------

* By:  /s/ William A. Frewin, Jr.
      -----------------------------
       As Attorney-in-Fact